Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 104,403,797.47	0.0001381	$ 14,418.16
Fees Previously Paid
	Total Transaction Valuation:	$ 104,403,797.47
	Total Fees Due for Filing:			$ 14,418.16
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 14,418.16
Offering Note
[1]	(i) Title of each class of securities to which transaction applies: Common stock, $0.001 par value per share, of the Registrant ("common stock"). (ii) Aggregate number of securities to which transaction applies: Not applicable (iii) Per unit price or other underlying value of transaction computed pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"): The maximum aggregate value of the transaction for purposes of calculating the filing fee is $104,403,797.47, which is the maximum aggregate cash consideration that may be received by the Registrant indirectly through its wholly owned subsidiary Pixelworks Semiconductor Technology Company, LLC ("Pixelworks LLC"), from the sale of all the shares that Pixelworks LLC owns in Pixelworks Semiconductor Technology (Shanghai) Co., Ltd. ("Pixelworks Shanghai"), pursuant to that certain Share Purchase Agreement, dated October 15, 2025, by and among the Company, Pixelworks LLC, Pixelworks Shanghai, and Tiansui Xinyuan Technology (Shanghai) Co., Ltd., together with any other shareholders of Pixelworks Shanghai that become parties thereto (the "Transaction Value"). The filing fee was calculated based upon the product of (A) the Transaction Value and (B) 0.00013810, the rate applicable under Section 14(g) of the Exchange Act.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
		Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fee Offset Sources	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A